UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER 001-35239

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	February 2, 2019

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable.

PART I

REGISTRANT INFORMATION

Francesca's Holdings Corporation
Full Name of Registrant

Not applicable
Former Name if Applicable

8760 Clay Road
Address of Principal Executive Office (Street and Number)

Houston, Texas 77080
City, State and Zip Code

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

Francesca’s Holdings Corporation (the “Company”) requires additional time to complete its year-end closing procedures because the Company cannot timely complete its year-end closing procedures without unreasonable effort or expense while simultaneously undergoing its previously announced review of strategic and financial alternatives. Accordingly, the Company is not able to complete the preparation, review and filing of its Annual Report on Form 10-K for the fiscal year ended February 2, 2019 (the “Form 10-K”) within the prescribed time period without unreasonable effort or expense. The Company expects to file its Form 10-K on or before May 3, 2019, which is the prescribed due date pursuant to this Form 12b-25.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Kelly M. Dilts	(713)	864-1358
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Until the completion by the Company of its normal quarterly and year-end closing procedures for the quarter and year ended February 2, 2019, the Company is unable to provide a reasonable estimate of its detailed results of operations for the fourth quarter and fiscal year ended February 2, 2019. The Company is providing the following preliminary estimated results, or range of estimated results, for the fourth quarter ended February 2, 2019:

•	Estimated net sales for the fourth quarter decreased 14% to $119.3 million from $138.5 million in the fourth quarter last year, reflecting a comparable sales decrease of 14% primarily resulting from boutique traffic declines in the low-teens.

•	Estimated adjusted diluted net loss per share for the fourth quarter is expected to be between ($0.03) and ($0.01). Estimated adjustments to diluted net loss per share include non-cash asset impairment charges and expenses associated with the Company’s review of strategic and financial alternatives and the turnaround plan commenced in January 2019. The turnaround plan involves all functional areas of the Company and focuses on enhancements to its merchandise offerings, continued cost disciplines, improved productivity in its boutiques and the optimization of the lease expense structure for our existing boutiques. The estimated adjustments also include the stock-based compensation expense reversal associated with the resignation of the former Chief Executive Officer in February 2019. “See Non-GAAP Financial Information” below for more information.

•	As of February 2, 2019, it is estimated that cash and cash equivalents were approximately $20.1 million and the Company had $10.0 million outstanding under its asset based lending (“ABL”) revolving credit facility. As of April 6, 2019, it is estimated that cash and cash equivalents were approximately $14.2 million and the Company had $15.0 million outstanding under its ABL revolving credit facility with an estimated additional $9.0 million in availability. Additionally, the Company expects to receive an IRS refund of $8.4 million before the end of fiscal May 2019.

The foregoing estimated results will be furnished to the Securities and Exchange Commission (the “SEC”) pursuant to Item 2.02 in the Company’s Current Report on Form 8-K filed on April 18, 2019.

The Company’s preliminary estimated results for its fiscal fourth quarter ended February 2, 2019 are preliminary and may change. As noted above, the Company has not completed its normal quarterly and year-end closing procedures for the quarter and year ended February 2, 2019 and there can be no assurance that final results for the quarter and year-end will not differ from the preliminary estimated results included herein, including as a result of year-end closing procedures and adjustments. In addition, these preliminary estimated results should not be viewed as a substitute for full interim or audited financial statements prepared in accordance with generally accepted accounting principles in the U.S. (“GAAP”) that have been reviewed and/or audited by the Company’s auditors.

Non-GAAP Financial Information

This Form 12b-25 includes estimated non-GAAP adjusted diluted loss per share, a non-GAAP financial measure. The Company believes this non-GAAP financial measure not only provides the Company’s management with comparable financial data for internal financial analysis but also provides meaningful supplemental information to investors. Specifically, this non-GAAP financial measure allows investors to better understand the performance of the business and facilitate a meaningful evaluation of the Company’s preliminary estimate for diluted loss per share for the fourth quarter of fiscal year 2018. This non-GAAP measure should be considered a supplement to, and not as a substitute for or superior to, financial measures calculated in accordance with GAAP. No reconciliation of estimated non-GAAP adjusted diluted loss per share is provided in this Form 12b-25 because some of the excluded information is not yet ascertainable or accessible and the Company is unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP financial measure without unreasonable efforts.

Special Note Regarding Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements reflect the Company’s current expectations or beliefs concerning future events and are subject to various risks and uncertainties that may cause actual results to differ materially from those that are expected. These risks and uncertainties include, but are not limited to, the following: the risk that the Company does not realize the anticipated benefits of its turnaround plan and the Company experiences unanticipated costs related to the plan; the risk that the Company’s previously disclosed exploration of strategic or financial alternatives may not result in any transaction or alternative that enhances value; the risk that the Company may not be able to successfully integrate its Interim Chief Executive Officer and attract and integrate a new Chief Executive Officer; the risk that the Company cannot anticipate, identify and respond quickly to changing fashion trends and customer preferences or changes in consumer environment, including changing expectations of service and experience in boutiques and online, and evolve its business model; the Company’s merchandise planning and buying policies and processes do not lead to merchandise offerings that resonate with customers; the Company’s ability to attract a sufficient number of customers to the Company’s boutiques or sell sufficient quantities of its merchandise through its ecommerce website; the Company’s ability to successfully open, close, refresh and operate boutiques each year, as necessary, to ensure an appropriate brick and mortar footprint; the Company is unable to reduce its real estate lease cost structure or increase boutique productivity; the Company’s ability to efficiently source and distribute merchandise quantities necessary to support its business needs; and the impact of potential tariff increases or new tariffs. For additional information regarding these and other risks and uncertainties that could cause actual results to differ materially from those contained in the Company’s forward-looking statements, please refer to “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended February 3, 2018 filed with the SEC on March 28, 2018 and any risk factors contained in subsequent quarterly and annual reports it files with the SEC. The Company undertakes no obligation to publicly update or revise any forward-looking statement.

Francesca’s Holdings Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 18, 2019	By:	/s/ Kelly M. Dilts
Kelly M. Dilts
Chief Financial Officer (duly authorized officer and Principal Financial and Accounting Officer)